FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-   Lund Gold Ltd. News Release Dated March 17, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:   April 2, 2004

By:   “James G. Stewart”

           James G. Stewart

Its:   Secretary

        (Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

April 2, 2004

SECURITIES AND EXCHANGE COMMISSION                                             VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

March 17, 2004

LUND BEGINS NEXT PHASE OF EXPLORATION IN BRAZIL

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has begun its next phase of exploration on its Aldebarán Property in Brazil.  Preparatory work is now underway for Lund’s follow-up program of induced polarization (“IP”) geophysical surveying.  This program will include 30 line-kilometres of infill, step-out and greater depth penetration IP surveying along with follow-up prospecting and trenching.  This work will allow Lund to refine priority drill targets for its initial drill program to be carried out immediately following completion of the current IP survey.  The drill program will include a minimum of 2,500 metres in at least ten holes.

The Aldebarán Property is a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be drill-tested.  It hosts a 30 square kilometre gold-in-soil geochemical anomaly that is coincident with the area at which artisanal mining was previously carried out.  Lund identified three distinct geophysical anomalies within the Aldebarán Property during its last phase of exploration after completing 22.5 line-kilometres of IP geophysical surveying.  These anomalies display differing geophysical characteristics and occur in different areas within the surveyed area of the extensive gold-in-soil geochemical anomaly.   The current program of IP geophysical surveying will further evaluate the three anomalies.

The most significant results announced to date by Lund are from rock and saprolite exposed in a series of shallow trenches at North Baixao Creek within silica, sericite and clay altered felsic volcanics displaying quartz veinlets along multiple orientations.  This sampling area is centrally located within the minimum six kilometre long alteration zone which, in turn, is in the centre of the gold-in-soil geochemical anomaly.  One trench returned a weighted average of 2.36 g/t gold from five samples across 5.2 metres.  A composite chip sample from an adjacent trench returned a value of 114.2 g/t gold over 1.0 metre.  Samples near the 114.2 g/t gold result returned values ranging from 270 ppb gold to 7.2 g/t gold suggesting the preferred structural vein orientation and confirming Bonanza grade results are possible within this target zone.

Lund is also pleased to report that J. Douglas Brown has joined its Board of Directors.  Mr. Brown is the principal of Grasmere Limited, a privately-held investment advisory company and was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN